

March 1, 2013

Via E-mail
Mr. David Beling
Chief Executive Officer and Chief Financial Officer
Bullfrog Gold Corp.
897 Quail Run Drive
Grand Junction, CO 81505

>   **Re: Bullfrog Gold Corp.**
>   **Form 8-K**
>   **Filed February 25, 2013**
>   **File No. 000-54653**

Dear Mr. Beling:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K filed on February 25, 2013

Item 4.02 Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Review.

1. Please amend your Form 8-K to provide a letter from your independent registered public accountants regarding non-reliance on a previously issued audit report or completed interim review. See the Instructions to the Exhibit Table in Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ Brian V. McAllister

Brian McAllister
Staff Accountant
Office of Beverages, Apparel, and Mining